EXHIBIT 99.1

BARCLAYCARD FUNDING PLC

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act 2002

     I, Richard Francis Sommers, director of Barclaycard Funding PLC, certify that to the best of my knowledge (i) the Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of Barclaycard Funding PLC.

By:	/s/ Richard Francis Sommers
Name: Richard Francis Sommers Title: Director Date: June 16, 2003